ADIRA ENERGY LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

              NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of shareholders of Adira Energy Ltd. (the “Corporation”) will be held at the office of Aird & Berlis LLP, Brookfield Place, Suite 1800, 181 Bay Street, Toronto, ON Canada M5J 2T9, on May 30, 2012 at the hour of 9:00 a.m. (Toronto time), for the following purposes:

(a)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the by-laws of the Corporation (the “By-laws”) to include additional qualifications and duties of care for the directors and officers of the Corporation (the full text of which is reproduced in the Information Circular).

(b)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require the appointment of outside directors of the Corporation (the full text of which is reproduced in the Information Circular).

(c)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require the appointment of an internal auditor of the Corporation (the full text of which is reproduced in the Information Circular).

(d)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to add certain provisions governing special tender offers, purchases of a control block or control and the forced sale of shares of the Corporation (the full text of which is reproduced in the Information Circular).

(e)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include provisions relating to derivative actions and class actions (the full text of which is reproduced in the Information Circular).

(f)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide shareholders with additional rights to convene shareholder meetings (the full text of which is reproduced in the Information Circular).

(g)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide that shareholder meeting materials must include “voting papers” as required under Section 39A of the Israeli Securities Law, 5728-1968 (the full text of which is reproduced in the Information Circular).

(h)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to create a division of power between the Chief Executive Officer and Chairmen of the Board positions (the full text of which is reproduced in the Information Circular).

(i)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include additional audit committee formation and governance requirements (the full text of which is reproduced in the Information Circular).

(j)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to provide shareholders with additional document access rights (the full text of which is reproduced in the Information Circular).

(k)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to require additional approvals for certain interested party transactions (the full text of which is reproduced in the Information Circular).

(l)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include director and officer indemnity provisions (the full text of which is reproduced in the Information Circular).

(m)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to allow for the appointment of Co-Chairmen of the board (the full text of which is reproduced in the Information Circular).

(n)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the By-laws to include certain definitions required for other by-law amendments, paramountcy provisions and other amendments related to the other bylaw amendment resolutions (the full text of which is reproduced in the Information Circular).

(o)

To consider, and if deemed advisable, to pass, with or without variation, a resolution amending the stock option plan of the Corporation to comply with the requirements for listing on the Tel Aviv Stock Exchange (the full text of which is reproduced in the Information Circular).

(p)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

             Shareholders of record as at the close of business on Tuesday, May 1, 2012, will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular.

             Copies of: (a) this notice of special meeting of shareholders, (b) the Information Circular, and (c) a Management form of proxy and instructions in relation thereto (the “Management Proxy”) may be obtained at the following office: 120 Adelaide St. West, Suite 1204, Toronto, ON, Canada M5H 1T1 or will be sent to a shareholder without charge upon request by calling (416) 250-1955.

             DATED the 2nd day of May, 2012.

By Order of the Board of Directors

(Signed) DENNIS BENNIE
Chairman of the Board

NOTE: If you are the holder of Common Shares, kindly fill in, date, sign and return, in the addressed prepaid envelope provided for that purpose, the enclosed Management Proxy in respect of the Common Shares owned by you and deliver the completed Management Proxy in the addressed prepaid envelope provided or deposited at the offices of Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, on behalf of the Corporation, so as not to arrive later than 9:00 a.m. (Toronto time) on Monday, May 28, 2012, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the Management Proxy is to be used. Management Proxies may not be deposited with the chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof. Registered shareholders may also vote by telephone (toll free) at 1-866-732-vote (8683) or over the Internet at www.investorvote.com. Instructions on how to vote by telephone or over the Internet are provided in the Information Circular and Management Proxy enclosed. Non-registered shareholders should follow the instructions on how to complete their voting instruction form or form of proxy and vote their shares on the Management forms that they receive or contact their broker, trustee, financial institution or other nominee.